UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                       Industrial Acoustics Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    45583010
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  James A. Read
                               IAC Holdings Corp.
                            100 First Stamford Place
                               Stamford, CT 06902
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 19, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 45583010



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       IAC Holdings Corp.
       IRS Identification Number:

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                       2,353,904
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                       2,353,904
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,353,904
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       79.0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 45583010



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       International Mezzanine Investment N.V.
       IRS Identification Number:

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands Antilles
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                       2,353,904
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                       2,353,904
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,353,904
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       79.0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 3 of 6 Pages

Item 1. Security and Issuer

     The class of securities to which this statement relates is the common stock, par value $.10 per share (the "Common Stock"), of Industrial Acoustics Company, Inc., a New York corporation whose principal executive offices are located at 1160 Commerce Avenue, Bronx, New York 10462.

Item 2. Identity and Background

     IAC Holdings Corp., a Delaware corporation ("Holdings") has its principal offices at 100 First Stamford Place, Stamford, Connecticut 06902. Holdings is a holding company whose principal assets consist of the common stock of the Issuer. International Mezzanine Investment N.V., a Netherlands Antilles corporation ("Parent") owns 100% of the capital stock of Holdings and its principal offices are located at 14 John B. Gorsiraweg, Postbus 3889, Curacao, Netherlands Antilles. Parent is in the business of making investments in companies.

     The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Holdings and Parent are set forth in Schedule A hereto. Neither Holdings nor Parent nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Holdings received the funds necessary to purchase the securities of the Issuer in the form of an equity contribution from Parent in the amount of $10,170,231 and a loan from International Mezzanine Capital B.V., an affiliate of Parent, in the principal amount of $16,918,667.

Item 4. Purpose of Transaction

     The purpose of the transaction was to acquire an equity interest in the Issuer.

     All directors of the Issuer, other than Martin Hirschhorn and Frederic Oran resigned on March 19, 1998 and the following persons were named as directors:
James A. Read, Robert M. Davies, Maarten D. Hemsley, Martin Dineen and Robert M. Haidinger.

     Subsequent to the acquisition, the Board of Directors of the Issuer determined not to declare a dividend for 1997.

Item 5. Interest in Securities of the Issuer

     Except as set forth above, neither Parent nor Holdings nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to a letter agreement entered into on February 9, 1998 by and between IAC Acquisition Partners ("IACAP") and Holdings, (i) IACAP received a due diligence and consulting fee from Holdings in the amount of $388,394 and
(ii) IACAP was granted an option to purchase 12% of the common stock of Holdings exercisable upon the sale by Holdings of a majority of its ownership interest in the Issuer for an exercise price equal to Holdings' average purchase price per share of the Issuer's common stock.


                               Page 4 of 6 Pages

     Holdings disclaims that it is a member of a group with IACAP for purposes of Rule 13d-1 under the Act.

     Two partners of IACAP are also directors of the Issuer and Holdings.

Item 7. Material To Be Filed as Exhibits

     A Loan Agreement dated March 19, 1998 between IAC Holdings Corp. and International Mezzanine Capital B.V.

     B Letter Agreement dated February 9, 1998 by and between IAC Acquisition Partners and IAC Holdings Corp.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


3/20/98
Date

/s/ James A. Read
-------------------------------------------------------------------------------
Signature

James A. Read                President
-------------------------------------------------------------------------------
IAC Holdings Corp.      By:  Name/Title

3/26/98
-------------------------------------------------------------------------------
Date

/s/ D. Thomas Abbott
-------------------------------------------------------------------------------
Signature

D. Thomas Abbott                                  Director
-------------------------------------------------------------------------------
International Mezzanine Investment N.V.      By:  Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 5 of 6 Pages

                                   Schedule A


IAC HOLDINGS CORP.

                                                                                Citizenship
                                                                                -----------

James A. Read                               Managing Director                   USA
Manfield House                              Mezzanine Management Ltd.
One Southampton Street
London WC2/ROLR England


Robert M. Davies                            Merchant Banking                    United Kingdom
100 First Stamford Place
6th Floor
Stamford, Connecticut  06902

Maarten D. Hemsley                          Financial Consultant                United Kingdom
82 Powder Point Avenue
Duxbury, Massachusetts  02332

Martin P. Dineen                            Vice President                      USA
100 First Stamford Place - 6th Floor        Mezzanine Management LLC
Stamford, Connecticut  06902

Robert M. Haidinger                         President, CEO                      USA
74 Club Road                                JJI Lighting Group
Riverside, Connecticut  06878


INTERNATIONAL MEZZANINE INVESTMENT N.V.

Franz Horhager                              Director                            Austria
Am Hof 2                                    International Mezzanine
A-1010 Vienna, Austria                      Investment N.V.

Ian Cotterill                               Director                            United Kingdom
1 Cloisters Lawns                           International Mezzanine
Letchworth                                  Investment N.V.
Herts 3G6 3JT

D. Thomas Abbott                            Chairman                            USA
445 Park Avenue, 5th Floor.                 Mees Pierson Holdings, Inc.
New York, N.Y.  10022

Charles E. Symington                        Vice President                      USA
43 Pippins Way                              Metlife
Morristown, N.J.  07960

Stephen Weber                               Investment Manager                  United Kingdom
17 Broadmead Green
Norwich NR13 5DE UK

Hamish Mair                                 Investment Director                 United Kingdom
Saltire Court
20 Castle Terrace
Edinburgh EH1 2ES Scotland

A. Kipp Koester                             Northwestern Independent            USA
720 East Wisconsin Avenue                   Management Company
Milwaukee, Wisconsin  53202-4797

MeesPierson Trust (Curacao) N.V.            Managing Director
John B. Gorsiraweg 14                       International Mezzanine Investment  Netherlands Antilles
P.O. Box 3889                               N.V. Company
Curacao
Netherlands Antilles


                               Page 6 of 6 Pages